Exhibit 99.1

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Unprotected strike action over illegal mining at Cooke operations

Westonaria, 9 June 2017: Sibanye (Tickers JSE: SGL and NYSE: SBGL) wishes to report illegal and unprotected industrial action at its Cooke operations (“unprotected strike”), following the implementation of measures to combat illegal mining which threaten the sustainability of the Cooke operations and pose a significant risk to the safety of employees and the surrounding communities.

Despite communication with employees and agreement from the National Union of Mineworkers (“NUM”), the majority union, employees at Cooke embarked on the unprotected strike prior to the nightshift on Tuesday 6 June 2017. The strike has been associated with a significant amount of threats and intimidation and sixteen employees have regrettably been seriously assaulted whilst attempting to report for work.

Due to the intimidation and violence, we have increased security in the areas surrounding the mines and routes to the operations in order to ensure the safety of employees who wish to report for work.

An interdict against the strike was applied and granted by the Labour court on 8 June 2017. Despite the interdict and direct communication of the consequences of persisting with the strike, employees have not returned to work. As a result, dismissal procedures have been implemented against striking employees.

“Illegal mining is a significant threat, not only to the safety of our employees and surrounding communities, but to the viability of operations. Despite adequate communication with employees and agreement with the major unions, this strike action supports our view that there is significant collusion taking place throughout the industry that supports this illegal and dangerous activity. 71 illegal miners have surfaced from underground and been arrested since the unprotected strike started, highlighting the extent of the problem. We condemn any violence and intimidation against employees and will take appropriate action against any perpetrators”, commented Wayne Robinson, CEO of Sibanye’s Gold Division.

ENDS

Contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the Rights Offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.